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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53093

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2007___ AND ENDING ___12/31/2007___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Wealth Advisors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

8330 Allison Pointe Trail
_____
                         (No. and Street)

Indianapolis,   IN   46250
_____
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN **REGARD TO THIS REPORT**
Bradley P. Ray   (317) 284-7777
_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price & Gartrell, P.C.
_____
            (Name — *if individual, state last, first, middle name*)

8465 Keystone Crossing, Ste 195 Indianapolis, IN   46240
_____
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

■ Certified Public Accountant
☐ Public
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

I, Bradley P. Ray_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Capital Wealth Advisors, Inc._____ , as
of December 31_____ , 20 07___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____*Bradley P Ray*_____
Signature

_____*President*_____
Title

_____*Amy Freeman*_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL WEALTH ADVISORS, INC.
FINANCIAL STATEMENT

DECEMBER 31, 2007

CONTENTS

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders
Capital Wealth Advisors, Inc.
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Capital Wealth Advisors, Inc., as of December 31, 2007, and the related statement of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Capital Wealth Advisors, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2008

Stephen D. Price, C.P.A.   Frank T. Crislip, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@pricegartrell.com

CAPITAL WEALTH ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	10,651
Accounts receivable		726
	$	11,377

SHAREHOLDERS' EQUITY

Stockholders' equity:		
Common stock	$	1,000
Authorized – 100 shares		
Issued and outstanding – 100 shares		
Additional paid-in capital		9,000
Retained earnings		1,377
	$	11,377

CAPITAL WEALTH ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE
    Servicing fees $ 44,595

EXPENSES
    Reimbursements from office
        sharing arrangements   40,814
    Miscellaneous expense   3,483
                                              44,297

NET INCOME (LOSS) $ 298

See accompanying notes to financial statements.

CAPITAL WEALTH ADVISORS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2007	$ 1,000	$ 9,000	$ 1,079
Net income (loss)			298
Balance at December 31, 2007	$ 1,000	$ 9,000	$ 1,377

See accompanying notes to financial statement.

-4-

CAPITAL WEALTH ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Operating Activities	
Net income (loss)	$ 298
Gain on sale of stock	35,000
Increase in receivables	(482)
Net cash used for operating activities	34,816
Financing activities	
Distributions	(35,000)
Decrease in cash	(184)
Cash equivalents at beginning of year	10,835
Cash and cash equivalents at end of year	$ 10,651

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Capital Wealth Advisors, Inc.(the "Company") was organized and incorporated on May 23, 2000, and is engaged in the business of selling mutual funds as a mutual fund retailer on a agency basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Federal income taxes have not been provided because the stockholders elected to be treated to an S Corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the corporate income or loss and credits are passed to the stockholders and combined with their personal income and deductions to determine taxable income on their individual tax returns. The election continues unless the Company becomes disqualified or until the election is revoked voluntarily. The Company has been an S Corporation since inception and therefore is not subject to the built-in gains tax on the sale of any of its assets. There are no significant temporary differences between reporting for tax and financial statement purposes.

REVENUE

Fees and commissions are recognized when the applicable transaction is completed.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $ 11,377 which was $ 6,377 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

3.   RELATED PARTY TRANSACTIONS

Key Financial Administrators, LTD provides office facilities, communications, general administration support, clerical support and managerial services. Capital Wealth Advisors, Inc. paid $ 48,814 for these services. All expenses are paid in advance and no liabilities existed at year-end.

CAPITAL WEALTH ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Total Shareholders' Equity Qualified for Net Capital	$	11,377
Deductions – prepaid expenses		0
Net Capital	$	11,377

CAPITAL WEALTH ADVISORS, INC.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Aggregate Indebtedness
    Included in statement of financial condition
        Accounts payable, accrued expenses
        and other liabilities $ 0

Computation of Basic Net Capital Requirement
    Minimum net capital required (6 2/3% of
        aggregate indebtedness) $ 0

    Minimum dollar net capital requirement of
    reporting broker or dealer $ 5,000

    Net capital requirement $ 5,000

    Excess net capital $ 6,377

    Excess net capital at 1,000% $ 11,377

    Ratio: Aggregate indebtedness to net capital   0 to 1

CAPITAL WEALTH ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Reconciliation with Company's Computation
    (included in Part IIA of Form X-17A-5
    as of December 31, 2007)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	11,376
Net audit adjustments		1
Net capital per page 8	$	11,377

CAPITAL WEALTH ADVISORS, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2007

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during 2007.

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Capital Wealth Advisors, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Capital Wealth Advisors, Inc., as of and for the year ended December 31, 2007, in accordance with auding standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Companies internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fullfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Stephen D. Price, C.P.A.   Frank T. Crislip, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@pricegartrell.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a contrl does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or comvination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify and deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Price & Gartrell, P.C.
CERTIFIED PUBLIC ACCOUNTS

February 12, 2008

END

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